

Mail Stop 3561

May 10, 2007

By Certified U.S. Mail

Michael German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, NY 14830

> **Re:** **Corning Natural Gas Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **Filed December 29, 2006**
> **File No. 0-00643**

Dear Mr. German:

We have reviewed your response dated April 20, 2007 to our comment letter dated March 29, 2007 and have the following additional comment. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A Controls and Procedures

1. Please revise to state clearly, if true, that your executives perform quarterly evaluations concerning the "reasonable" effectiveness of controls and procedures and that your chief executive officer and chief financial officer concluded that controls and procedures were "reasonably" effective as of the end of the period of the report. Alternatively, please remove the reference to the inherent limitations on the effectiveness of controls. See Section II.4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna DiSilvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief